October 25, 2007

Mail Stop 6010

Corporate Advisory Services
  agent for service for
China Northern Medical Device, Inc.
251 Jeanell Dr., Suite 3
Carson City, NV 89703

>   **Re: China Northern Medical Device, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed October 11, 2007**
>   **File No. 333-144243**

Ladies and Gentlemen:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

Fee Table

1.   We note your response to prior comment 1. Please revise the facing page of your
        document to remove any implication that the offering price is not fixed or that the
        registration statement covers more than 600,000 shares.

Prospectus

Risk Factors, page 4

2.   We note your response to comment 2. Given that you do not intend to register a
        class of securities under the Exchange Act before this Form SB-2 is effective,
        please provide the risk factor disclosure requested by comment 9 in our letter
        dated July 23, 2007.

Use of Proceeds, page 13

3.	We note your revised disclosure on page II-2 that legal fees related to this offering have increased from $25,000 to $39,000. However, your disclosures here, on pages 3 and II-2 and elsewhere in your prospectus do not reflect that your total offering expenses have increased. Please reconcile these disclosures. Also expand your disclosure here and in your Plan of Operation section to describe and quantify the impact of these increased expenses on your proposed business, plan of operation and intended uses of proceeds from this offering.

Overview of Chinese Regulations, page 25

4.	We note your added disclosure in response to prior comment 9. Rather than merely listing technical regulatory requirements, please describe the effect of the regulations on your business as required by Regulation S-B Item 101(b)(9). For example, if the requirements will materially:

• affect the timing of your business plan,
• create uncertainties,
• impose research obligations, or
• result in increased expenses

please clearly explain how the regulation has those effects.

Plan of Operation, page 33

5.	From your response to prior comment 12, it remains unclear how you concluded that you will enter into agreements and "commence" in January 2008 as opposed to any other month. Therefore, we reissue the comment.

6.	We note your disclosure in response to prior comment 13. However, a general statement regarding what you may do "if" you do not generate sufficient revenue does not address our concern regarding clear disclosure of currently known capital requirements. Please provide us your calculations demonstrating whether you have sufficient capital to satisfy your needs, including satisfying your obligations under the Exchange Act. Your response should evidence consideration of your historical cash flow rate and any additional expenses for preparation and auditor review of required Exchange Act reports, audit fees, fees of filer services, and other professionals. Your response should also be consistent with the disclosure regarding your working capital needs, including the disclosure under "Use of Proceeds" on page 13.

7.   We note your response to comment 14. Please expand to disclose that your initial filing disclosed in the financial statements you were actively pursuing a merger or acquisition candidate and, the following, if true:

- this statement did not accurately reflect your business plan; and
- management's review of the filing did not reveal this inaccuracy and the financial statements were audited with an inaccurate statement.

Also describe in reasonable detail the "further controls" management has implemented to ensure a more thorough review and add any appropriate risk factors related to your financial reporting controls.

Certain Relationships and Related Transactions, page 35

8.   We note your response to comment 15. Given that Exhibit 10.1 has no payment schedule or final payment date, please explain why your disclosures on page 35 and F-13 refers to this agreement as a temporary short-term loan. If this loan has a potentially indefinite duration, please revise your disclosure accordingly.

Commission Position on Indemnification . . ., page 39

9.   We note your revised disclosure here in response to comment 18 and reissue that comment. Please revise to describe the specific indemnification provisions for your officer and director against Securities Act liability, as required by the first sentence of Item 510 of Regulation S-B.

Part II

Signatures, page II-5

10.   We note your revision in response to comment 22. Please indicate below the second paragraph of text required on the Signatures page who signed the document in the capacity of principal financial officer. Please refer to Form SB-2 Instructions for Signatures No. 1.

Exhibit 5

11.   Please file an opinion that clarifies when the shares registered for sale "will be" legally issued fully paid and non assessable.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Cletha A. Walstrand, Esq.